THE STUDIO CREATIVE GROUP, LLC

Financial Statements

For the Fiscal Year Ended December 31, 2020 and 2019



Dreggors, Rigsby & Teal, P.A.
Advisors for Life

Certified Public Accountant | Registered Investment Advisor

1006 N. Woodland Boulevard ■ DeLand, FL 32720
(386) 734-9441 ▪ www.drtcpa.com

Ronald J. Cantlay, CPA/CFP®
James H. Dreggors, CPA
Victoria A. Kizma, CPA
Robin C. Lennon, CPA

John A. Powers, CPA
Ann J. Rigsby, CPA/CFP®
Melissa J. Trickey, CPA

Independent Accountant's Review Report

Owners
The Studio Creative Group, LLC

We have reviewed the accompanying financial statements of The Studio Creative Group, LLC (a limited liability company), which comprise the statements of financial position as of December 31, 2020 and 2019 and the related statements of operations and members equity, and cash flows for the fiscal year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to owner's financial data and making inquiries of owners. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Owners are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Dreggors, Rigsby, & Teal, P.A.
Certified Public Accountants
January 28, 2021

THE STUDIO CREATIVE GROUP, LLC
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2020 AND 2019

ASSETS

	December 31, 2020	December 31, 2019
CURRENT ASSETS		
Cash and short-term investments	$ 2,478	$ 2,508
Accounts receivable	6,350	6,165
TOTAL CURRENT ASSETS	8,828	8,673
PROPERTY AND EQUIPMENT - at cost	21,597	17,282
Less accumulated depreciation	5,143	2,984
NET PROPERTY AND EQUIPMENT	16,454	14,298
TOTAL ASSETS	$ 25,282	$ 22,972

LIABILITIES AND MEMBERS' EQUITY

	December 31, 2020	December 31, 2019
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 2,133	$ 1,701
Current portion of long-term debt	-	-
TOTAL CURRENT LIABILITIES	2,133	1,701
NOTES AND MORTGAGES	34,600	
Less current maturities	-	-
NOTES AND MORTGAGES - due after one year	34,600	-
MEMBERS' EQUITY	(11,451)	21,270
	(11,451)	21,270
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 25,282	$ 22,972

See accountants' review report and notes to financial statements

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DREGGORS, RIGSBY TEAL • CERTIFIED PUBLIC ACCOUNTANTS • DELAND, FLORIDA

THE STUDIO CREATIVE GROUP, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
REVENUES		
Sales	$ 69,677	$ 92,246
Less: Cost of Sales	20,145	27,489
Gross Profit on Revenues	49,531	64,758
OPERATING EXPENSES		
Selling, general and administrative expenses	31,864	31,943
Provision for depreciation of equipment	2,160	1,728
TOTAL EXPENSES	34,023	33,671
EARNINGS BEFORE OTHER INCOME (EXPENSES)	15,508	31,087
OTHER INCOME (EXPENSES)		
Other income	-	14
Interest expense	(757)	-
TOTAL OTHER INCOME (EXPENSES)	(757)	14
NET EARNINGS FOR THE YEAR	$ 14,751	$ 31,101
MEMBERS' EQUITY - beginning of year	$ 21,270	$ 21,854
Net earnings for the year	14,751	31,101
Less: Owner Distributions	(47,473)	(31,684)
MEMBERS' EQUITY - As of December 31	$ (11,451)	$ 21,270

See accountants' review report and notes to financial statements

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THE STUDIO CREATIVE GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings for the year	$ 14,750	$ 31,101
Adjustments to reconcile net earnings to net cash		
provided by (used in) operating activities		
Depreciation of equipment	2,160	1,728
(Increase) decrease in:		
Accounts receivable	(185)	(6,165)
Increase (decrease) in:		
Accounts payable and accrued expenses	431	1,701
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,156	28,365
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment (net)	(4,315)	(8,259)
NET CASH USED BY INVESTING ACTIVITIES	(4,315)	(8,259)
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds of debt	34,500	-
Payment of debt	-	-
NET CASH PROVIDED (USED BY) FROM FINANCING ACTIVITIES	34,500	-
NET CONTRIBUTIONS/(DISTRIBUTIONS) TO OWNERS	(47,371)	(31,684)
NET (DECREASE) INCREASE IN CASH AND SHORT-TERM INVESTMENTS	(30)	(11,579)
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR	2,508	14,087
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR	$ 2,478	$ 2,508

(A)   Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in the understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

The Studio Creative Group, LLC (The Company) is a closely-held Limited Liability Company that was formed in the State of Florida in 2017. The Company is located in Volusia County, Florida as a motion picture/multi-media company specializing in commercial video and photo production.

Revenue - Revenues are recognized as earned on the accrual basis of accounting and operating expenses are recognized as incurred.

Property and Equipment - Property and equipment are stated at acquisition cost. Depreciation is provided using the straight-line method over estimated service lives. Expenditures for major renewals and betterments that materially extend the useful lives of property and equipment beyond the Statement of Financial Position date are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

Income Taxes - The company is taxed as a limited liability company. In lieu of corporation income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Film Production Costs - Film production costs related to the creation of films, television products, or similar products that are sold, licensed, or exhibited are capitalized as a separate asset on the Statement of Financial Position. The costs are amortized using the individual-film-forecast-computation method which amortizes such costs in the same ratio that the current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. As of 12/31/2020, the company had produced one short film. Management anticipates that no significant future revenues will be realized from this film. Accordingly, none of the costs associated with the production of the film are reported on the Statement of Financial Position as of 12/31/2020.

(B) <u>Cash</u>

Cash in the bank is being held in a federally insured bank account. The account did not exceed the FDIC insured limits at any time during 2019 and 2020. The company believes that it is not exposed to any significant credit risk on amounts held in the bank accounts.

(C) <u>Property and Equipment</u>

The Corporation's investment (at cost) in property and equipment is summarized as follows:

	12-31-2020	12-31-2019
Equipment, furnishings fixtures and improvements	21,597	17,282
Total property and equipment	21,597	17,282
Less - accumulated depreciation	(5,143)	(2,984)
Net property and equipment	$ 16,454	$ 14,298

(D) <u>Accounts Receivable</u>

Accounts receivable are amounts due from customers in the regular course of business. Based on experience, management expects the accounts to be fully collectible.

(E)   Notes Payable

Notes and mortgages are summarized as follows:

	12-31-2020	12-31-2019
US Small Business Administration Loan, dated 5/30/2020. Interest rate 3.75%. Secured by tangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) deposit accounts, etc. Monthly payments of $169.00 will begin twelve (12) months from the date of the promissory note. The balance of the principal and interest will be payable thirty (30) years from the date of the promissory note.	$ 34,600	$ -
Current maturities	-	-
Subsequent maturities	34,600	
Total	$ 34,600	$ -

Maturities of long-term debt are as follows:

As of December 31,	
2020	$ -
2021	-
2022	-
2023	710
2024	770
2025	800
Remaining Years	32,320
Total	$ 34,600

(F)   Leases

The Company leases office space subject to a month-to-month lease. The monthly rate for the fiscal year ended December 31, 2019 and 2020 is $725.

(G)   Subsequent Events

In order to fund future expansion, the management of the company is offering to issue ownership shares in the company to raise equity to fund plans to acquire a movie studio with a large sound stage in the central Florida area. Management will be offering ownership shares using an equity crowd funding site.